CanAlaska Uranium Ltd.

Consolidated Financial Statements

April 30, 2013 and 2012

(Expressed in Canadian dollars, except where indicated)

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of CanAlaska Uranium Ltd.

We have audited the accompanying consolidated financial statements of CanAlaska Uranium Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at April 30, 2013 and April 30, 2012, and the consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CanAlaska Uranium Ltd. and subsidiaries as at April 30, 2013 and April 30, 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company does not earn revenues from its operations, incurred a net loss of $2.4 million during the year ended April 30, 2013, and has a deficit of $80.9 million at April 30, 2013. Accordingly, the Company depends on its ability to raise financing in order to discharge its commitments and liabilities in the normal course of business. These matters, along with the other matters set forth in Note 2, indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

/s/Deloitte LLP

Independent Registered Chartered Accountants

July 16, 2013

Vancouver, Canada

CanAlaska Uranium Ltd.

Consolidated Statements of Financial Position

As at April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

	April 30 2013 $000’s	April 30 2012 $000’s
Assets
Current assets
Cash and cash equivalents (note 5)	1,265	4,394
Trade and other receivables	58	243
Available-for-sale securities (note 6)	86	223
Total current assets	1,409	4,860

Non-current assets
Reclamation bonds	203	345
Property and equipment (note 7)	375	504
Mineral property interests (note 8)	1,238	1,356
Total assets	3,225	7,065

Liabilities
Current liabilities
Trade and other payables	195	1,792

Equity
Common shares (note 9)	73,205	73,210
Equity reserve (note 10)	10,682	10,506
Investment revaluation reserve	(1)	53
Deficit	(80,856)	(78,496)
	3,030	5,273
	3,225	7,065

Going Concern (note 2)
Commitments (note 13)
Subsequent Events (note 17)

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”	“Jean Luc Roy”

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss, Comprehensive Loss, and Deficit

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

	2013	2012
	($000's)	($000's)

EXPLORATION COSTS
Mineral property expenditures	632	4,825
Mineral property write-offs (note 8)	137	451
Write-down on reclamation bonds	110	-
Equipment rental income	(3)	(157)
	876	5,119
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	834	1,255
Depreciation and amortization (note 7)	108	136
Loss (gain) on disposal of property and equipment	4	(7)
Foreign exchange gain	(1)	(4)
Insurance, licenses and filing fees	85	115
Interest income	(24)	(119)
Other corporate costs	67	164
Investor relations and presentations	52	132
Rent	127	134
Share-based payments (note 10)	176	319
Travel and accommodation	19	68
Management fees	(46)	(363)
Impairment of available-for-sale securities (note 6)	83	122
Premium on flow-through shares (note 9)	-	(202)
	1,484	1,750

Net loss for the year	(2,360)	(6,869)

Other comprehensive loss
Unrealized loss on available-for-sale securities (note 6)	54	214
Total comprehensive loss for the year	(2,414)	(7,083)

Basic and diluted loss per share ($ per share)	(0.11)	(0.34)

Basic and diluted weighted average common shares outstanding (000's)	22,058	20,425

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Changes in Equity

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

				Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Equity $000’s

	Common Shares		Equity Reserve $000’s
	Shares 000’s	Amount $000’s
Balance-April 30, 2011	19,830	72,108	10,170	267	(71,627)	10,918
Issued on private placement for cash	2,223	1,168	-	-	-	1,168
Warrants issued on private placement	-	-	12	-	-	12
Issued to acquire mineral property interest	5	4	-	-	-	4
Share issuance costs	-	(70)	-	-	-	(70)
Share-based payments	-	-	324	-	-	324
Unrealized loss on available-for-sale securities	-	-	-	(214)	-	(214)
Net loss for the year	-	-	-	-	(6,869)	(6,869)
Balance-April 30, 2012	22,058	73,210	10,506	53	(78,496)	5,273
Share issuance costs	-	(5)	-	-	-	(5)
Share-based payments	-	-	176	-	-	176
Change in fair value of available-for-sale securities	-	-	-	(137)	-	(137)
Reclassification of losses on available-for-sale securities to earnings	-	-	-	83	-	83
Net loss for the year	-	-	-	-	(2,360)	(2,360)
Balance-April 30, 2013	22,058	73,205	10,682	(1)	(80,856)	3,030

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

	2013	2012
	$000’s	$000’s
Cash flows used in operating activities
Net loss for the year	(2,360)	(6,869)
Items not affecting cash
Impairment of available-for-sale securities (note 6)	83	122
Loss (gain) on disposal of property and equipment	4	(7)
Depreciation and amortization (note 7)	108	136
Premium on flow-through shares (note 9)	-	(202)
Mineral property write-offs	137	451
Write-down on reclamation bonds	110	-
Other	-	10
Share-based payments (note 10)	176	319
Interest income	(24)	(119)
	(1,766)	(6,159)
Interest received	30	118
Change in non‑cash operating working capital
Decrease in trade and other receivables	180	181
Decrease in trade and other payables	(1,640)	(670)
	(3,196)	(6,530)
Cash flows from/used in financing activities
Issuance of common shares (net of share issue costs)	(5)	1,311

Cash flows from/used in investing activities
Additions to mineral property interests	(20)	(10)
Acquisition of property and equipment	(2)	(43)
Option payments received	75	-
Proceeds from disposal of property and equipment	19	26
Reclamation bond	-	(2)
	72	(29)

Decrease in cash and cash equivalents	(3,129)	(5,248)

Cash and cash equivalents - beginning of year (note 5)	4,394	9,642

Cash and cash equivalents - end of year (note 5)	1,265	4,394

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

1 Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company brings the properties to production, structures joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On June 21, 2011, the Company’s shares commenced trading on the Toronto Stock Exchange under the symbol “CVV” and ceased trading on the TSX Venture Exchange. The Company’s shares are also quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2	Going Concern

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date.

At April 30, 2013, the Company had cash and cash equivalents of $1.3 million (April 30, 2012: $4.4 million) (note 5) and working capital of $1.2 million (April 30, 2012: $3.1 million). The Company does not earn revenues from its operations, incurred a net loss of $2.3 million during the year ended April 30, 2013, and has a deficit of $80.9 million at April 30, 2013. Management believes that the cash on hand at April 30, 2013 is sufficient to meet corporate, administrative and selected exploration activities for the coming twelve months. Should management not be successful in its forthcoming exploration programs, additional fund raising initiatives or sale of certain non-core properties, it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. Management has taken steps to streamline non-discretionary expenditures and financial overheads and is working to option, joint venture or sell its individual exploration projects. The above factors cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies

a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with and in full compliance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”). The policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS issued and effective at April 30, 2013. These consolidated financial statements were approved by the Board of Directors for issue on July 16, 2013.

b) Basis of preparation

These consolidated financial statements are presented in Canadian dollars. The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:

  CanAlaska Resources Ltd. U.S.A., a Nevada company
  CanAlaska West McArthur Uranium Ltd., a B.C. company
  Golden Fern Resources Limited, a New Zealand company
  Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

c) Share-based payments

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company. The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the fair value amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

d) Income taxes

Income tax expense consists of current and deferred tax expense. Income tax is recognized in the consolidated statement of net loss and comprehensive loss except to the extent it relates to items recognized directly in equity, in which case the related taxes are recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
•	initial recognition of goodwill;
•	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

e) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The allocation of the proceeds is made based on the residual difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income when the Company has the intention to renounce the expenditures with the Canadian taxation authorities for qualifying expenditures previously incurred. The deferred tax impact, if any, is recorded at the same time.

f) Property and equipment

Property and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss. Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company provides for amortization of its property and equipment as follows:

Automotive	30% declining balance basis
Leasehold improvements	30% declining balance basis
Mining equipment	30% declining balance basis
Office equipment	20% declining balance basis

g) Exploration and evaluation expenditures

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred as mineral property expenditures. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of comprehensive loss.

Acquisition costs are capitalized to the extent that these costs can be related directly to the acquisition of a specific area of interest where it is considered likely to be recoverable by future exploitation or sale.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. Subsequent costs are capitalized to the respective mineral property interests.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of expensing all costs relating to exploration for and development of mineral claims and crediting all proceeds received for option or farm-out arrangements or recovery of costs against the mineral expenditures.

h) Impairment of non-financial assets

At each reporting date, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates, generally by mineral property interests. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the rights to explore, substantive expenditure in the specific area is neither budgeted or planned, and if the entity has decided to discontinue exploration activity in the specified area.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s non-financial assets are impaired. External sources of information management considers include changes in market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its non-financial assets. Internal sources of information management consider include the manner in which non-financial assets are being used or are expected to be used and indications of economic performance of the assets.

3 Summary of Significant Accounting Policies (continued)

i) Foreign currencies

The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the spot rates prevailing at the date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the date of the transaction and not revalued every period.

j) Financial assets and liabilities

Financial assets held are cash and cash equivalents, trade and other receivables and available-for-sale securities. Financial liabilities are trade and other payables.

These are classified into the following specified categories: available-for-sale (“AFS”) financial assets, loans and receivables and other liabilities. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Available-for-sale securities held by the Company that are traded in an active market are classified as being AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in other comprehensive income ("OCI:) in the investments revaluation reserve with the exception of significant or prolonged losses which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the consolidated statement of net loss and comprehensive loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the financial position reporting date. The change in fair value attributable to translation differences that result from a change in amortized cost of the asset is recognized in profit or loss. Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. Other financial liabilities are measured at amortized cost.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Loans and receivables
Available-for-sale securities	Available-for-sale
Trade and other receivables	Loans and receivables
Trade and other payables	Other financial liabilities

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 ‑ valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 ‑ valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
  Level 3 ‑ valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s available for sale investments are classified as Level 1 financial instruments. There have been no transfers between fair value levels during the reporting period.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment. For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or
  default or delinquency in interest or principal payments; or
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade and other receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of net loss and comprehensive loss. With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

k) Investment revaluation reserve

Investment revaluation reserve includes unrealized gains and losses on available-for-sale securities, none of which are included in the calculation of net earnings or losses until realized or until there is a significant or prolonged decline in the investments value.

l) Cash and cash equivalents

Cash and cash equivalents consist of cash deposits in banks, bankers’ acceptances and certificates of deposits (note 5) and are readily convertible into a known amount of cash with maturity days of three months or less.

m) Decommissioning liabilities

Obligations associated with the decommissioning of tangible non-current assets are recorded as provisions when those obligations are incurred, with the amount of the liability initially measured at management’s best estimates. These obligations are capitalized in the accounts of the related non-current assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate decommissioning liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised. There are no decommissioning liabilities obligations as at April 30, 2013 and April 30, 2012.

n) Equity

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs.

o) Provisions

A provision is recognized in the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

p) Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

q) Loss per share

Basic loss per common share is calculated by dividing the loss attributed to shareholders for the period by the weighted average number of common shares outstanding in the period. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. Stock options, shares to be issued, and warrants outstanding are not included in the computation of diluted (loss) earnings per share if their inclusion would be anti-dilutive.

r) Segment reporting

A segment is a component of the Company that is distinguishable by economic activity (business segment), or by its geographical location (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Company operates in one business segment, the exploration of mineral property interests.

s) Future Accounting pronouncements

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is determining the impact of the adoption of these standards on its reported results or financial position.

(i) IFRS 9 Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of IFRS 9 is January 1, 2015.

(ii) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under exiting IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

(iii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the point operation.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

(iv) IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity's interests in other entities.

(v) IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(vi) There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 - 13.

(vii) IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

4	Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

4	Significant Accounting Judgments and Estimates (continued)

a)	Critical judgments

•	The Company believes that the cash on hand at April 30, 2013 is sufficient to meet corporate, administrative and selected exploration activities for the coming twelve months and that the presentation of these consolidated financial statements on a going concern basis is appropriate.
•	The Company has determined that it will account for its investment in CKU Partnership using the proportionate consolidation method to reflect its joint control with the Korean Consortium. In assessing whether the Company has joint control the Company assessed whether all the parties, or a group of the parties, control the arrangement. This assessment necessarily involves judgment as to whether (i) the Korean Consortium and the Company have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors and (ii) decision making is governed by the Partnership’s Board of Directors, with equal representation from the Consortium and the Company.
•	The Company decided not to recognize deferred tax assets consisting of Canadian exploration expenses, capital losses and unused tax losses as it considered it not to be probable that taxable income will be available in the near future to offset these deferred tax assets.
•	Under IFRS, accounting for exploration and evaluation expenditures can capitalize all exploration and evaluation expenditures as a matter of policy, or costs may be expensed as incurred until a decision was made that commercial exploitation is probable, from which point the costs have been capitalized. The Company has elected to have a policy to expense all costs for exploration and evaluation expenditures.
•	Management assesses each mineral property interest at each reporting period to determine whether any indication of impairment exists, and if events or changes in circumstances indicate that the carrying value may not be recoverable. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as future capital requirements and assessments of preliminary assay results. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.

b)	Estimates

•	the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for stock options and warrants in the consolidated statements of comprehensive loss;
•	the accounting and recognition of income taxes which is included in the consolidation statement of net loss and comprehensive loss and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;
•	the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
•	the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

5	Cash and Cash Equivalents

	April 30, 2013 $000’s	April 30, 2012 $000’s
CKULP funds	290	399
Option-in advance	116	329
Cash in bank and other short term deposits	859	3,666
Total	1,265	4,394

CKULP funds are held by the Company for expenditures on the properties held by the CKULP.

Option-in advance are advance cash funding by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are readily convertible to cash, with an original maturity of 90 days or less as follows:

	April 30, 2013 $000’s	April 30, 2012 $000’s
Cash	364	1,544
Cash equivalents	901	2,850
Total	1,265	4,394

6	Available-for-Sale Securities

	April 30, 2013		April 30, 2012
	Cost $000’s	Fair Value $000’s	Cost $000’s	Fair Value $000’s
Pacific North West Capital Corp.	42	42	53	93
Westcan Uranium Corp.	6	6	33	33
Mega Uranium Ltd.	6	6	12	12
Other available-for-sale securities	33	32	71	85
Total	87	86	169	223

The Company reviewed the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company recognized an impairment on available-for-sale securities of $83,000 (2012: $122,000).

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

7	Property and Equipment
Property and equipment are comprised of the following:

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2011	111	270	1,007	494	1,882
Additions	-	-	36	7	43
Disposals	(29)	-	(19)	-	(48)
At April 30, 2012	82	270	1,024	501	1,877
Additions	-	-	-	2	2
Disposals	(57)	-	(2)	(47)	(106)
At April 30, 2013	25	270	1,022	456	1,773

Accumulated Depreciation and Amortization
At May 1, 2011	(84)	(84)	(750)	(348)	(1,266)
Depreciation and amortization	(4)	(21)	(79)	(32)	(136)
Disposals	21		8		29
At April 30, 2012	(67)	(105)	(821)	(380)	(1,373)
Depreciation and amortization	(4)	(20)	(61)	(23)	(108)
Disposals	54	-	2	27	83
At April 30, 2013	(17)	(125)	(880)	(376)	(1,398)

Carrying Value
At April 30, 2012	15	165	203	121	504
At April 30, 2013	8	145	142	80	375

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

8 Mineral Property Interests

The Company holds approximately 780,000 hectares of mining claims in the Athabasca region located across the provinces of Saskatchewan and Manitoba in Canada. The holdings are comprised of 18 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in New Zealand, Alaska and British Columbia.

Details of acquisition costs and mineral property impairments for the years ended April 30, 2013 and 2012 respectively are as follows:

Project ($000’s)	May 1, 2011	Additions/ write-offs	April 31, 2012	Additions/ write-offs	April 30, 2013
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac	120	-	120	-	120
Grease River	133	-	133	-	133
Cree West (c)	48	-	48	(48)	-
Key Lake	24	-	24	-	24
NW Manitoba	16	-	16	-	16
Poplar	166	-	166	-	166
Black Lake	147	(147)	-	-	-
Helmer	107	-	107	-	107
Lake Athabasca	118	-	118	-	118
Alberta (d)	11	-	11	(11)	-
Hodgson	109	-	109	-	109
Arnold (e)	35	-	35	(35)	-
Collins Bay	-	-	-	-	-
McTavish	74	-	74	-	74
Carswell (f)	173	-	173	(37)	136
Ruttan (g)	-	-	-	15	15
Patterson (h)	-	-	-	4	4
Other	53	-	53	-	53
New Zealand
Rise and Shine, NZ	301	(301)	-	-	-
Reefton, NZ (i)	24	-	24	-	24
Other
Other Projects, Various (j)	73	7	80	(6)	74
Total	1,797	(441)	1,356	(118)	1,238

8 Mineral Property Interests (continued)

	Total
Summary of option payments remaining due by CanAlaska in the years ending April 30	Cash $000’s	Spend[1] $000’s	Shares
2014	-	-	10,000
2015	-	-	-
Thereafter	-	3,000	110,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s mineral property interests. The cumulative spend is at the Company’s discretion under an option. It may not be the Company’s intention to pay the option, in which case the expenditure will not be incurred.

	Total
Summary of option payments receivable by CanAlaska in the years ending April 30[2]	Cash $000’s	Spend $000’s	Shares
2014 (received)	-	-	333,334
2014	25	88	-
2015	250	175	300,000

2 Represents optionees' commitments to maintain certain interest in the Company’s properties (see note 8(i) and note 8(j)).

a) Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium (“Consortium”) to develop Cree East. Under the terms of agreements, the Korean Consortium would invest $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of April 30, 2013, the Korean Consortium had contributed $19.0 million (April 30, 2012: $19.0 million) and held a 50% interest (April 30, 2012: 50%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The total expenditures on the property for the year ended April 30, 2013 was $184,000 (2012: $2,733,000).

b) West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The total cash contribution for the year ended April 30, 2013 from Mitsubishi was $nil (2012: $1.3 million). The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

8 Mineral Property Interests (continued)

c) Cree West, Saskatchewan

In July 2012, the Company recognized an impairment on its Cree West claim of approximately $48,000 as it did not renew its permits on this property.

d) Alberta, Alberta

In April 2013, the Company recognized an impairment on its Alberta claim of approximately $11,000 as it did not renew its permits on this property.

e) Arnold, Saskatchewan

In October 2012, the Company recognized an impairment on its Arnold claim of approximately $35,000 as it did not renew its permits on this property.

f) Carswell, Saskatchewan

In April 2013, the Company recognized an impairment on certain of its Carswell claims of approximately $37,000 as it did not renew its permits on these claims.

g) Ruttan, Manitoba

In June 2012, the Company acquired the Ruttan project which consists of approximately 1,000 hectares and is adjacent to and northeast of the past-producing Ruttan Copper Mine located near Leaf Rapids in northern Manitoba for $14,794.

h) Patterson – Saskatchewan

In January 2013, the Company acquired three blocks of claims, totaling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin for $4,013.

i) Reefton – New Zealand

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in cash or shares in staged payments, issuing 300,000 shares of Atlantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year and drilling 1,500 metres by December 31, 2014. The Company also retained a 2% NSR. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of the agreement. In May 2013, the Company received 333,334 shares from Atlantic in lieu of the $25,000 cash payment due.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

8 Mineral Property Interests (continued)

j) Other Projects – BC Copper, British Columbia

•	BC Copper is comprised of approximately 7,000 hectares located in south central British Columbia. In March 2012, the Company optioned the claims to Tyrone Docherty. Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the Company amended the agreement where a third party, Discovery Ventures Ltd and Tyrone Docherty will earn 50% interest for the expenditure of $75,000 (spent) in summer 2012, a further $87,500 of exploration expenditure by July 1, 2013, and a further $87,500 of exploration expenditure by July 1, 2014.

•	In April 2013, the Company recognized an impairment on certain of its BC Copper claims for approximately $7,000 as it did not renew its permits for these claims.

9 Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

Share Issuances

a)	In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 which was determined using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220. A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500. $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

b)	In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

c)	In May and October 2012, the Company incurred share issuance costs totalling approximately $5,000.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

10	Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 4,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	1,790	1.03
Granted	1,340	0.54
Expired	(191)	1.00
Forfeited	(15)	1.00
Outstanding – April 30, 2012	2,924	0.81
Granted	1,358	0.26
Expired	(661)	1.09
Forfeited	(23)	1.21
Outstanding – April 30, 2013	3,598	0.55

As at April 30, 2013, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	829	829	$0.54 - $1.00	2014
	1,481	1,481	$0.42 - $1.00	2015
	1,288	1,288	$0.25	2018
Total	3,598	3,598

For the year ended April 30, 2013, total share-based compensation expense was $175,981 (2012: $324,295) of which $nil (2012: $5,753) was allocated to specific projects and expensed to mineral property expenditures on the statement of net loss and comprehensive loss. The remainder was recognized as share-based payments expense in the year.

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	3,439	2.44
Granted	72	0.55
Expired	(2,200)	2.74
Outstanding – April 30, 2012	1,311	1.83
Expired	(1,239)	1.90
Outstanding – April 30, 2013	72	0.55

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

10	Share Stock Options and Warrants (continued)

At April 30, 2013, the following warrants were outstanding:

Number of warrants outstanding 000’s		Exercise price $	Expiry date
	72	$0.55	September 21, 2013
Total	72

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the year ended April 30, 2013:

	Warrants	Options
Weighted average fair value	-	$0.13
Forfeiture rate	-	15.4%
Risk-free interest rate	-	1.1% - 1.26%
Expected life	-	2.4 – 2.54 years
Expected volatility	-	78.7% - 93.8%
Expected dividend	-	0%

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the year ended April 30, 2012:

	Warrants	Options
Weighted average fair value	$0.16	$0.24
Forfeiture rate	0%	15.40% - 15.42%
Risk-free interest rate	1.28%	1.08% - 1.74%
Expected life	1.5 years	1.48 – 2.79 years
Expected volatility	84%	82% - 94%
Expected dividend	0%	0%

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

11	Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the years ended April 30, 2013 and 2012 were as follows.

($000’s)	2013 $	2012 $
Employment benefits and directors fees	483	705
Share-based compensation	129	242

The directors and key management were awarded the following share options under the employee share option plan during the year ended April 30, 2013:

Date of grant	Number of options	Exercise price	Expiry
May 9, 2012	60,000	$0.42	April 30, 2015
August 13, 2012	95,000	$0.25	August 13, 2017
October 3, 1012	5,000	$0.25	October 3, 2017
February 1, 2013	845,000	$0.25	February 1, 2018

12	Income Tax

Income tax expense differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to CanAlaska Uranium Ltd., to the loss before tax provision due to the following:

	2013 $000’s	2012 $000’s
Loss before income taxes	(2,360)	(6,869)
Canadian federal and provincial income tax rates	25.40%	26.39%
Income tax (recovery)/ expense based on Canadian federal and provincial income tax rates	(599)	(1,813)
Increase (decrease) attributable to:
Non-deductible expenditures	84	465
Adjustment for prior periods	(65)	117
Flow-through shares renounced	-	329
Changes in unrecognized deferred tax assets	474	861
Changes in deferred tax rates and other	106	41
Income tax expense (recovery)	-	-

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

12	Income Tax (continued)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2013 $000’s	2012 $000’s
Deferred tax assets:
Capital losses	-	6
	-	6
Deferred tax liabilities:
Available for sale investments	-	6
	-	6

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	2013 $000’s	2012 $000’s
Non-capital loss carry forwards	12,066	10,823
Capital loss carry forwards	-	254
Available for sale investments	324	-
Excess tax value of property and equipment over book value	1,448	1,327
Mineral property interests	21,813	21,134
Share issuance costs	173	364
Investment tax credit	1,020	842
	36,844	34,744

The Company has income tax loss carry-forwards of approximately $10,088,893 (April 30, 2012 - $9,075,000) for Canadian tax purposes. These un-recognized tax losses will expire between 2014 to 2033.

The Company has net capital loss carry-forwards of approximately $nil (April 30, 2012 - $254,215) for Canadian tax purposes. These un-recognized tax losses are carried forward indefinitely.

The Company has investment tax credits of approximately $1,019,763 (April 30, 2012 - $841,983) for Canadian tax purposes. These un-recognized investment tax credits will expire between 2030 to 2033.

The Company has income tax loss carry-forwards of approximately $99,818 (April 30, 2012 - $88,797) for the United States tax purposes. These un-recognized tax losses will expire between 2026 to 2033.

The Company has income tax loss carry-forwards of approximately $1,877,789 (April 30, 2012 - $1,658,682) for New Zealand tax purposes. These un-recognized tax losses are carried forward indefinitely.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

13	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2014	150
2015	150
2016	133
Thereafter	7
Total	440

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 8).

14	Financial Instruments

The fair value of the Company’s cash and cash equivalent, trade and other receivables and trade and other payables approximate their carrying values due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

a)	Currency Risk

The Company’s presentation and functional currency is the Canadian dollar. The Company is therefore exposed to the financial risk related to the fluctuation of foreign exchange rates, both in the New Zealand dollar relative to the Canadian dollar , and in the US$ relative to the Canadian dollar. A 10% change in either of these currencies would not have a significant impact on the comprehensive loss.

The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

14	Financial Instruments (continued)

b)	Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and trade and other receivables. To mitigate exposure to credit risk, the Company deposits cash and cash equivalents with high quality large Canadian financial institutions as determined by rating agencies.

As at April 30, 2013, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and trade and other receivables.

c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is reliant upon equity issuances as it source of cash. The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash and cash equivalents to capital and operating needs. For further information related to liquidity refer to note 2.

d)	Interest Rate Risk

The Company’s interest income earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

15	Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2013 and 2012

(Expressed in Canadian dollars except where indicated)

16	Geographic Segmented Information

The Company operates in one business segment, the exploration of mineral property interest. The following summarizes the Company’s operations based on the geographic areas in which it operates:

April 30, 2013 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,786	6	24	1,816
Assets	3,185	6	34	3,225
Loss for the Year	2,342	9	9	2,360

April 30, 2012 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	2,174	6	24	2,205
Assets	7,009	6	50	7,065
Loss for the Year	6,454	10	405	6,869

17	Subsequent event

On July 2, 2013, the option agreement with Tyrone Docherty and Discovery Venture Ltd. for the BC Copper (Big Creek) project was terminated.

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation was amended whereby the Company extended the option period from six years to eight years. In consideration for the amendment, the Company accelerated its staged common share issuances and issued 10,000 common shares on July 12, 2013. As a result, in July 2013, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Collins Bay Extension project.